Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS RESULTS SHOW CONTINUED STRENGTH
FOR IMMEDIATE RELEASE: October 30, 2007
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced net earnings for the nine months ended September 30, 2007 of $59.0 million, or $1.68 per diluted weighted average share, which is a record nine-month performance for the Company and 24% ahead of earnings for the first nine months of 2006. Net earnings growth in 2007 would have been 27%, had the results for the first nine months of 2006 excluded an after-tax gain of $1.1 million recorded on the sale of surplus property. The Company does not consider these gains to be part of its normal operating results. All dollar amounts are presented in United States dollars.
Gross auction proceeds (which until recently the Company referred to as gross auction sales) for the nine months ended September 30, 2007 were $2.31 billion, a 17% increase over the corresponding period in the prior year and the largest first nine months in the Company’s history. Auction revenues for the first nine months of 2007 were $232.0 million, representing growth of 22% compared to the first nine months of 2006. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.03% for the first nine months of 2007, compared to 9.60% for the same period in 2006.
During the first nine months of 2007, Ritchie Bros. conducted 126 unreserved industrial auctions at locations throughout North America, Europe, the Middle East, Australia, Mexico and Southeast Asia. Thirteen regional gross auction proceeds records were set during the first nine months of 2007.
The Company sold in excess of 197,000 lots from over 25,000 industrial consignments and had more than 183,000 bidder registrations at its industrial auctions during the nine months ended September 30, 2007. The Company’s live auctions continued to be enhanced by internet bidding, and in the first nine months of 2007 the Company sold over $426 million worth of trucks and equipment to on-line buyers using the Company’s rbauctionBid-Live system. The Company has now sold in excess of $1.5 billion of industrial and agricultural assets over the internet.
Although the Company’s auctions have varied in size over the last 12 months, the average Ritchie Bros. industrial auction in the 12 month period ended September 30, 2007 attracted over 1,400 bidder registrations (12 months ended September 30, 2006 —1,300) and featured around 1,400 lots (12 months ended September 30, 2006 — 1,300) consigned by 193 consignors (12 months ended September 30, 2006 — 179), generating average gross auction proceeds of approximately $15.3 million per auction (12 months ended September 30, 2006 — $14.1 million).
The Company also held 160 unreserved agricultural auctions in the first nine months of 2007, generating gross auction proceeds of $111.0 million, compared to 127 agricultural auctions with gross auction proceeds of $116.8 million in the first nine months of 2006.
During the period ended September 30, 2007, the Company established regional auction units in Hartford, Connecticut and Paris, France. The Company also completed the purchase of land near Paris, France, Kansas City, Missouri and Grande Prairie, Alberta, and intends to construct new permanent auction sites at these locations. Once completed, the Kansas City and Paris sites will replace regional auction units and the Grand Prairie site will replace the Company’s existing permanent auction site in that city. Subsequent to period end, the Company completed the purchase of land in Medford, Minnesota and intends to construct a new permanent auction site to replace its existing site in that region.

Gross auction proceeds for the quarter ended September 30, 2007 were $667.6 million, auction revenues were $68.1 million and the auction revenue rate was 10.20%.
Peter Blake, the Company’s CEO, remarked: “We are very pleased to see the momentum of the first part of this year continuing into the third quarter — so far this year we have experienced strong gross auction proceeds growth in all of our major markets. In addition, we have been able to deliver earnings growth as we build out our infrastructure and invest in the expansion of our business. We remain committed to growing our earnings at a sustainable pace while maintaining our focus on delivering first class customer service. This means that we will continue to add people, build our capacity and invest in process improvement to ensure we can exceed our customers’ expectations.”
The Company’s Board of Directors today announced the declaration of a quarterly cash dividend of $0.24 per common share payable on December 14, 2007 to shareholders of record on November 23, 2007.
The Company’s Board of Directors also announced the appointment of the following new Executive Officers with effect from January 1, 2008: Steven Simpson, Senior Vice-President — Western United States; Curt Hinkleman, Senior Vice-President — Eastern United States; Kevin Tink, Senior Vice-President — Canada and Agriculture; Victor Pospiech, Senior Vice-President — Administration and Human Resources; and Jeremy Black, Corporate Secretary. All of these individuals have been promoted from within the Company.
Effective January 1, 2008, in addition to the above individuals, our other Executive Officers will be: Peter Blake, Chief Executive Officer; Robert Mackay, President; Robert Armstrong, Chief Financial Officer and Chief Operating Officer; Robert Whitsit, Senior Vice-President; David Nicholson, Senior Vice-President — Central United States, Mexico and South America; and Guylain Turgeon, Senior Vice-President — Managing Director Europe and Middle East.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial assets, including trucks, equipment and other assets used in the construction, transportation, mining, forestry, petroleum, materials handling, marine, agricultural and real estate industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the first nine months of 2007 at 8:00am Pacific Time (11:00am Eastern Time) on October 30, 2007. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the Company’s ability to grow its earnings at a sustainable pace, build its team that will help it achieve its growth objectives, add the capacity to handle its growth, and develop and improve the systems and processes it uses to conduct its business; and the Company’s proposed construction of new auction sites in Grande Prairie, Alberta, Kansas City, Missouri, Paris, France and Medford, Minnesota. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; our ability to attract and retain key employees, develop additional auction sites and successfully complete our M07 and other systems upgrades, and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for

the year ended December 31, 2006, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.
Consolidated Statements of Earnings (USD thousands, except share and per share amounts)

	Nine months ended	Nine months ended
	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)

Gross auction proceeds	$2,313,177	$1,982,292

Auction revenues	$231,965	$190,341
Direct expenses	29,014	25,896

	202,951	164,445
Expenses:
Depreciation and amortization	13,901	10,651
General and administrative	99,991	81,566

Earnings from operations	89,059	72,228
Other income (expense):
Interest expense	(898)	(1,003)
Gain on disposition of capital assets	214	1,463
Other income	1,048	626

Earnings before income taxes	89,423	73,314

Income taxes	30,406	25,886

Net earnings	$59,017	$47,428

Net earnings per share (1)	$1.70	$1.37
Net earnings per share — diluted (1)	$1.68	$1.36

Weighted average shares outstanding — diluted	35,047,905	34,854,403

Net earnings in accordance with GAAP	$59,017	$47,428
Less: after-tax gain on sale of excess property (1)	—	(1,087)

Adjusted net earnings	$59,017	$46,341

Adjusted net earnings per share	$1.70	$1.34
Adjusted net earnings per share — diluted	$1.68	$1.33

(1)	Net earnings for the nine months ended September 30, 2006 included total gains of $1,812 ($1,087 after tax) recorded on the sale of excess property. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.
Consolidated Statements of Earnings (USD thousands, except share and per share amounts)

	Three months ended	Three months ended
	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)

Gross auction proceeds	$667,553	$580,271

Auction revenues	$68,060	$55,688
Direct expenses	9,005	8,105

	59,055	47,583
Expenses:
Depreciation and amortization	4,893	4,337
General and administrative	34,929	28,862

Earnings from operations	19,233	14,384
Other income (expense):
Interest expense	(192)	(283)

	Three months ended	Three months ended
	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)
Gain (loss) on disposition of capital assets	58	(454)
Other income	128	155

Earnings before income taxes	19,227	13,802

Income taxes	4,324	4,098

Net earnings	$14,903	$9,704

Net earnings per share	$0.43	$0.28
Net earnings per share — diluted	$0.42	$0.28

Weighted average shares outstanding — diluted	35,136,642	34,933,544
Selected Balance Sheet Data (USD thousands)

	September 30, 2007	December 31, 2006
	(unaudited)

Current assets	$429,280	$228,067
Current liabilities	332,458	133,698

Working capital	$96,822	$94,369

Total assets	814,841	554,227
Long-term debt	44,851	43,081
Total shareholders’ equity	424,328	368,637
Selected Operating Data (unaudited)

	Nine months ended	Nine months ended
	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)

Auction revenues as percentage of gross auction proceeds	10.03%	9.60%
Number of consignors at industrial auctions	25,068	23,184
Number of bidders at industrial auctions	183,661	170,537
Number of buyers at industrial auctions	58,580	52,780
Number of permanent auction sites	27	26
Number of regional auction units	10	7

For further information, please contact:
Jeremy Black
Director of Finance
Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com